February 9, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:     Margaret Schwartz

Re:	Codiak BioSciences, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-252888

Ladies and Gentleman:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement be accelerated to 4:30 p.m., Eastern Time, on February 11, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We will comply and have been informed by the other participating underwriters that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signatures follow]

Very truly yours,

GOLDMAN SACHS & CO. LLC EVERCORE GROUP, L.L.C. WILLIAM BLAIR & COMPANY, L.L.C.
As Representatives of the Several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Goldman Sachs & Co.
Name:	Mairin Rooney
Title:	Managing Director

EVERCORE GROUP, L.L.C.

By:	/s/ Maren Winnick
Name:	Maren Winnick
Title:	Senior Managing Director

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Steve Maletzky
Name:	Steve Maletzky
Title:	Partner, Head of ECM

[Signature Page to Request for Acceleration of Effectiveness]